August 29, 2024

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission 100 F Street, NE Washington DC 20549
Re:	Wheels Up Experience Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Form 8-K filed March 7, 2024 File No. 001-39541

Dear Sir or Madam:

On behalf of Wheels Up Experience Inc., a Delaware corporation (the “Company”, “our”, “us” or “we”), I am hereby submitting to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 15, 2024 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on March 7, 2024 (the “FY2023 Form 10-K”) and Current Report on Form 8-K filed with the Commission on March 7, 2024 (the  “March 7 Form 8-K”).

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has also set forth below, in bold and italics, the text of the Staff’s comments prior to the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 57

1.	We note you present non-GAAP measures Total Private Jet Flight Transaction Value and Total Flight Transaction Value. Please address the following:

•	Tell us how you calculate the total gross spend by members and/or customers for Charter FTV and Other Charter FTV;
•	Clarify if the total gross spend by members and/or customers are based on amounts that have been recorded in the financial statements. If so, please reconcile to the specific line items that these amounts are recorded;
•	Show us how you determined that the adjustments to GAAP flight revenue presented here do not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretation and revise your disclosures as appropriate.

We note similar issues in your Form 10-Q for the quarterly period ended June 30, 2024.

Division of Corporation Finance

August 29, 2024

The Company respectfully advises the Staff that, in drafting the FY2023 Form 10-K and the earnings release furnished as an exhibit to the March 7 Form 8-K, it reviewed and carefully considered Item 10(e) of Regulation S-K, Regulation G, and the Commission’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (the “Non-GAAP Guidance”), as well as the Commission’s Guidance on Key Performance Indicators and Metrics set forth in the Commission's Release Nos. 33-10751 and 34-88094 (Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations) (the “KPI Guidance”). The Company believes that its presentation of Private Jet Charter FTV, Other Charter FTV, Total Private Jet Flight Transaction Value and Total Flight Transaction Value (collectively, the “FTV Measures”) is not misleading and is consistent with the Commission’s guidance. Please note that subsequent to the FY2023 Form 10-K, we re-labeled “Charter FTV” as “Private Jet Charter FTV” in subsequent filings with the Commission to enhance clarity, and we use “Private Jet Charter FTV” in this response.

The Company has divided its response to first provide a brief background of the components of the Company’s Flight revenue under U.S. generally accepted accounting principles (“GAAP”), and then to address the Staff’s inquiries in-turn.

Overview of Our Business and Revenue Recognition

The Company’s primary business is providing private aviation services. The Company markets its flight services through its: (i) member programs, where a small annual fee and pre-purchased dollar-denominated credits unlock special flight benefits for members (such flights fulfilled under our member programs are referred to herein as “Programmatic Flights”); and (ii) charter relationships with independent registered third-party charter operators that fulfill flights, where the member or customer does not utilize a member program to book the charter trip (such flights fulfilled under a charter arrangement are referred to herein as “Charter Flights”). The Company may fulfill flights, regardless of whether they are Programmatic Flights or Charter Flights, using its controlled aircraft fleet or a third-party charter operator, depending on many factors, including the member or customer’s specific mission, aircraft availability and cost-efficiency. However, the ultimate flight service enjoyed by the member or customer is substantially similar. The Company competes with industry participants that provide an array of private aviation services, including, but not limited to, use of their controlled aircraft fleets, fractional ownership programs and charter operations, any combination of which may be used by a private flier to fulfill their flight needs.

Division of Corporation Finance

August 29, 2024

As described under the subheading “Revenue” in Note 2—Summary of Significant Accounting Policies in the FY2023 Form 10-K, the distinction between whether GAAP Flight revenue is recognized on a gross or net basis lies in the Company’s evaluation of whether there is a promise to transfer services to the customer, as the principal, or to arrange for services to be provided by another party, as the agent, using a control model. We recognize revenue from:

•	Programmatic Flights under our member programs that are fulfilled on a Company-controlled aircraft or by third-party charter operators, where the Company has primary responsibility as the principal to fulfill the obligation, on a gross basis (“Gross Programmatic Flights”);[1]

•	Charter Flights outside of our member programs that are fulfilled on a Company-controlled aircraft, where the Company has primary responsibility as the principal to fulfill the obligation, on a gross basis (“Gross Charter Flights”); and

•	Charter Flights outside of our member programs that are fulfilled by third-party charter operators, where the Company acts as an agent to arrange for flight services to be provided by such third-party, on a net basis (“Net Charter Flights”), calculated as the total amount paid by the member and/or customer for the full cost of the Charter Flight, less the amount remitted to the third-party charter operator for fulfilling the services (the “Charter Flight Cost”).

As a result, Flight revenue includes a mix of revenue recognized on a gross and net basis for substantially similar flight services provided to the member or customer. The variability in transaction arrangements between Programmatic Flights and Charter Flights is the basis for our presentation of Private Jet Charter FTV and Other Charter FTV as key operating metrics, and Total Private Jet Flight Transaction Value and Total Flight Transaction Value as non-GAAP financial measures, as shown below:

	Non-GAAP Reconciliation Item	Item Classification
	Flight revenue	GAAP financial measure
–	Private Jet Charter Revenue in Flight revenue[2]	Component of a GAAP financial measure
+	Private Jet Charter FTV[3]	Key operating metric
=	Total Private Jet Flight Transaction Value	Non-GAAP financial measure
+	Other Charter FTV[4]	Key operating metric
=	Total Flight Transaction Value	Non-GAAP financial measure

1 There are no Programmatic Flights for which GAAP Flight revenue is recognized on a net basis.

2 Private Jet Charter Revenue in Flight revenue represents GAAP Flight revenue attributable to private jet Gross Charter Flights and Net Charter Flights.

3 Private Jet Charter FTV represents the aggregate total gross spend by members and/or customers, including any applicable taxes, fees and surcharges, for private jet Gross Charter Flights and Net Charter Flights.

4 Other Charter FTV represents the aggregate total gross spend by members and/or customers, including any applicable taxes, fees and surcharges, for group charter flights with 15 or more passengers and cargo flights, all of which are Net Charter Flights, as the Company does not generally provide such services as the principal.

Division of Corporation Finance

August 29, 2024

Notwithstanding the requirements to present revenue under GAAP, our Chief Executive Officer, the Chief Operating Decision Maker for the Company (our “CODM”), uses revenue on a gross basis when managing our business, because they believe it provides the most useful measure to understand the total flight needs that the Company satisfies and our limited ability to alter the mix of our flight activity between Programmatic Flights and Charter Flights. In addition, the Company’s management periodically provides gross basis information to the Company’s Board of Directors in its financial and operating updates.

As described in further detail below, the Company believes that GAAP Flight revenue does not provide sufficient details to investors and external stakeholders necessary to determine total spend by members and/or customers, and the Company’s revenue producing opportunities. Given the evolution of our business and our future expectations, we believe that without the FTV Measures, investors and external stakeholders would lose important information about how our CODM and management team assess our performance, as well as make it difficult for a reader to understand the mix of revenue attributable to Programmatic Flights and Charter Flights. We believe that the step-by-step manner in which we present these measures is not misleading, enhances the information available to investors and external stakeholders about how our CODM assesses the Company’s revenue-generating activities and growth trends, and provides supplemental data about the Company’s relative position in the primary markets it serves.

Calculation of total gross spend by members and/or customers for Private Jet Charter FTV and Other Charter FTV

In response to the Staff’s request above: “Tell us how you calculate the total gross spend by members and/or customers for Charter FTV and Other Charter FTV,” we note that:

•	Private Jet Charter FTV represents the aggregate total gross spend by members and/or customers, including any applicable taxes, fees and surcharges, for private jet Gross Charter Flights and Net Charter Flights; and

•	Other Charter FTV represents the aggregate total gross spend by members and/or customers, including any applicable taxes, fees and surcharges, for group charter flights with 15 or more passengers and cargo flights, all of which are Net Charter Flights, as the Company does not generally provide such services as the principal.

The Company has full visibility on the total gross spend by members and customers for all flights, which our CODM uses to manage our business. The Company invoices and collects from the member or customer the full amount of Gross Programmatic Flights, Gross Charter Flights and Net Charter Flights, as applicable. If the Company acts as the principal in the flight transaction, such as for Gross Programmatic Flights and Gross Charter Flights, then the total amount paid by the member or customer for such flight is recognized as GAAP Flight revenue, on a gross basis. If the Company acts as the agent in the flight transaction, such as for Net Charter Flights, then the Company remits the Charter Flight Cost to the third-party charter operator and recognizes the difference between the total amount paid by the member or customer and the Charter Flight Cost for such Net Charter Flight, on a net basis. We are able to aggregate the total gross spend by members and/or customers using the Company’s internal accounting records.

Division of Corporation Finance

August 29, 2024

Private Jet Charter FTV and Other Charter FTV are key operating metrics

In response to the Staff’s request above: “Clarify if the total gross spend by members and/or customers are based on amounts that have been recorded in the financial statements. If so, please reconcile to the specific line items that these amounts are recorded” . . .

The total gross spend by members and/or customers attributable to Gross Programmatic Flights and Gross Charter Flights, and “net” revenue from Net Charter Flights, are recognized in GAAP Flight revenue, which is a component of Revenue in the Company’s consolidated statement of operations. The total gross spend by members and/or customers attributable to Net Charter Flights is not included as a line item, but its components are represented in different line items in the Company’s financial statements.

For Net Charter Flights, the accounting treatment of Charter Flight Cost varies depending on whether the total flight cost is invoiced to, and paid for by, the member or customer before or at the time of the flight. The amount attributable to a Net Charter Flight that is recognized as GAAP Flight revenue is recorded in the Company’s consolidated statement of operations, and the Charter Flight Cost is captured as cash, deferred revenue or a payable in the Company’s consolidated balance sheet at any given time, depending on the arrangement with the member or customer. However, there is no standalone Charter Flight Cost line item and such amounts cannot be directly derived from other consolidated line items.

As described in further detail below, the differing treatment between revenue recognized from Gross Programmatic Flights, Gross Charter Flights and Net Charter Flights is the primary driver behind our presentation of Total Private Jet Flight Transaction Value and Total Flight Transaction Value, and the use of Private Jet Charter FTV and Other Charter FTV as reconciling adjustments in the related non-GAAP reconciliation. The Company believes that any need to further reconcile Private Jet Charter FTV and Other Charter FTV to a GAAP measure is alleviated by the use of “Private Jet Charter Revenue in Flight revenue” in the non-GAAP reconciliation. Private Jet Charter Revenue in Flight revenue is the portion of GAAP Flight revenue attributable to private jet Gross Charter Flights and Net Charter Flights. We believe this is an important measure, because it allows investors to readily calculate (i) GAAP Flight revenue attributable to Gross Programmatic Flights, which is the difference between GAAP Flight Revenue and Private Jet Charter Revenue in Flight revenue, and (ii) private jet Charter Flight Cost, which is the difference between Private Jet Charter FTV and Private Jet Charter Revenue in Flight revenue. This step-by-step presentation as a non-GAAP reconciliation allows us to clearly represent our members’ and customers’ aggregate gross spend on Charter Flights, while also avoiding a confusing or misleading presentation that suggests such measures are substitutes for GAAP Flight revenue. The Company believes that further non-GAAP reconciliations of Private Jet Charter FTV and Other Charter FTV are unnecessary given their existing use in the presentation of Total Private Jet Flight Transaction Value and Total Flight Transaction Value.

Division of Corporation Finance

August 29, 2024

Adjustments to GAAP Flight revenue in relation to the Commission’s Guidance for Non-GAAP Financial Measures and Item 10(e) of Regulation S-K

In response to the Staff’s request above: “Show us how you determined that the adjustments to GAAP flight revenue presented here do not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretation and revise your disclosures as appropriate” . . .

The Company believes that the non-GAAP reconciliation of Total Private Jet Flight Transaction Value and Total Flight Transaction Value to GAAP Flight revenue is not misleading and is consistent with the Commission’s guidance. The Company presents the FTV Measures as supplemental, not substitute, measures for GAAP Flight revenue. We note that the presentation of these measures does not impact or make misleading the presentation of the Company’s net income or loss and other non-GAAP measures.

The Company began presenting the FTV Measures in the FY2023 Form 10-K, because it believes that GAAP Flight revenue does not provide sufficient details to investors and external stakeholders necessary to understand how management, including our CODM, assesses our business and revenue producing opportunities. The Company’s management uses this information to, among other things, assess: (i) the growth of its member programs and charter capabilities; (ii) the relative mix of revenue generated from Programmatic Flights and Charter Flights, and the opportunity for the Company to shift such mix from time to time depending on market dynamics; (iii) the size of its member programs and charter operations relative to peers; and (iv) the achievement of certain charter revenue metrics, on a gross basis, under the Company’s incentive compensation plans.

In addition, we believe that GAAP Flight revenue is inadequate to capture the value that our members and customers look to the Company to deliver as the intermediary to connect the private flier with a mission-capable aircraft. GAAP Flight revenue gives greater weight to revenue from Gross Programmatic Flights and Gross Charter Flights, and does not allow investors and external stakeholders to discern the growth in, and relative size and efficacy of the Company’s global charter operations. We believe that over time, the mix of revenue that we recognize from Gross Programmatic Flights, Gross Charter Flights and Net Charter Flights will fluctuate depending on, among other things, supply and demand dynamics, the availability of Company-controlled and third-party charter aircraft, relative cost-effectiveness and operational capabilities, and our efforts to develop and evolve both our member programs and charter offerings. The presentation of Private Jet Charter FTV and Other Charter FTV as key operating metrics, and Total Private Jet Flight Transaction Value and Total Flight Transaction Value as non-GAAP financial measures, is necessary to evaluate the various delivery methods for flight services on a uniform basis, and provide investors and external stakeholders supplemental information about the amounts that our members and customers spend on private flight services with us.

Division of Corporation Finance

August 29, 2024

We carefully considered Item 10(e) of Regulation S-K, Regulation G, the Non-GAAP Guidance, including question 100.04, and the KPI Guidance when determining how to present the non-GAAP reconciliation of Total Private Jet Flight Transaction Value and Total Flight Transaction Value to GAAP Flight revenue. The Company believes that because Total Private Jet Flight Transaction Value and Total Flight Transaction Value include the full amount of GAAP Flight revenue, presentation as key performance metrics, without providing the detailed reconciling adjustments required to calculate such measures, would be contrary to the Commission’s guidance, potentially misleading, and deprive investors and external stakeholders of meaningful information about the Company’s charter capabilities. As described above, in the non-GAAP reconciliation for Total Private Jet Flight Transaction Value and Total Flight Transaction Value, we provide the necessary information from which GAAP Flight revenue from Gross Programmatic Flights and aggregate Charter Flight Cost can be derived, and use Private Jet Charter FTV and Other Charter FTV as key operating metrics to represent the full value of services that we deliver to our members and customers. We believe that the step-by-step manner in which we present adjustments to GAAP Flight revenue, including the use of Private Jet Charter Revenue in Flight revenue, a component of a GAAP measure, in the non-GAAP reconciliation, is not misleading, and provides important information about revenue trends and the significance of the programmatic and charter solutions that the Company provides, which cannot be gleaned from GAAP Flight revenue alone.

Given the evolution of our business and our future expectations, we believe that the inability to present the FTV Measures would disadvantage investors and external stakeholders in understanding how our CODM and management team assess our performance and the relative growth of the methods we use to deliver services to members and customers. Further, it would be more difficult for a reader to understand the mix of revenue attributable to Programmatic Flights and Charter Flights and the impact of such mix on our ultimate profitability without the building blocks provided in the non-GAAP reconciliation. We believe that the presentation of this information is important, and expect it will continue to grow in importance, for investors and external stakeholders.

Summary and Future Disclosures

For the foregoing reasons, we believe that our presentation of Private Jet Charter FTV and Other Charter FTV as key operating metrics, and Total Private Jet Flight Transaction Value and Total Flight Transaction Value as non-GAAP financial measures, when taken together with the information accompanying those measures, is not misleading, complies with the Commission’s guidance, and provides meaningful information to investors and external stakeholders necessary to understand our dynamic business model that could not otherwise be discerned through GAAP results. To ensure our disclosures remain robust and clearly convey the explanations provided in this letter, we are evaluating our non-GAAP disclosures for the third quarter of 2024 to provide enhanced descriptions of our non-GAAP measures.

Division of Corporation Finance

August 29, 2024

Financial Statements

6. Acquisitions and Divestitures

Divestiture of Aircraft Management Business, page 102

2.	We note your disclosure that on September 30, 2023, you completed the sale of your noncore aircraft management business. Provide us with your detailed analysis performed under ASC 205-20-45 in determining the disposal of non-core aircraft management business did not qualify as discontinued operations or revise to separately report the results of operations of non-core aircraft management business as discontinued operations on your consolidated statement of operations as required by ASC 205-20.

The Company respectfully acknowledges the Staff’s comment. In preparation for the consummation of the sale of Circadian Aviation LLC (“Circadian”), which included the Company’s non-core aircraft management business (the “Non-Core Business” or “the disposal group”), on September 30, 2023, the Company evaluated the criteria in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 205-20-45 for the presentation of discontinued operations and determined that the criteria for discontinued operations were not met. The specific criteria, as well as the Company’s consideration for each criterion, are described in the following table:

Criteria in ASC 205-20-45	Non-Core Business
Disposal group represents a component of an entity (or a group of components of an entity)	The Company’s management concluded that the disposal group more likely than not met the definition of a “component of its operations,” because cash flows could be distinguished, operationally and for financial reporting purposes (albeit not historically available but could be prepared with significant effort), from the rest of the entity.
The component of an entity (or group of components of an entity) is disposed of by sale, disposed of other than by sale, or meets the criteria to be classified as held-for-sale	The Non-Core Business, as a component of the Company’s operations, was disposed of by sale pursuant to an Equity Purchase Agreement, dated September 30, 2023, with the purchaser of Circadian. The sale was completed effective as of the same day.

Division of Corporation Finance

August 29, 2024

Criteria in ASC 205-20-45	Non-Core Business
Disposal represents a strategic shift that has or will have a major effect on an entity’s operations and financial results

The Company’s management concluded that the sale of Circadian, including the Non-Core Business, did not represent a strategic shift that would have a major effect on the Company’s operations and financial results. We acquired Circadian in March 2020, because it was a third-party flight operator of the Company’s branded aircraft, and engaged in ancillary aircraft management services on behalf of third-party owners that provided additional aircraft supply for our core operations. At the time of acquisition, approximately two-thirds of Circadian’s aircraft management revenue was attributable to the Company, and therefore, the Company’s primary reason for purchasing Circadian was to eliminate the associated margin on those activities.

Quantitative Analysis: Revenue from the Non-Core Business made up approximately 15% of the Company’s total consolidated revenue for the year ended December 31, 2022, and approximately 16% of the Company’s total consolidated revenue for the six months ended June 30, 2023 (the most recently completed quarter prior to the consummation of the sale).

The net income or loss attributable to the Non-Core Business was not readily available at the time of analysis prior to closing, but the Company’s management estimated, in good faith based on internal records related to the managed aircraft that comprised the Non-Core Business, that the Non-Core Business historically operated near breakeven, given revenue consisted of a modest amount of fees charged to aircraft owners and direct pass-through costs to aircraft owners, without margin, from recovery of owner incurred expenses and recharges of certain aircraft operating costs. Any fees charged to aircraft owners were intended to be offset by allocable costs (e.g., overhead) necessary to run the Non-Core Business. This estimate was further supported by the Unaudited Pro Forma Financial Statements prepared by the Company’s management and filed as Exhibit 99.1 to the first Current Report on Form 8-K filed by the Company with the Commission on June 7, 2024, which reflected that for the six months ended June 30, 2023 and year ended December 31, 2022, the Non-Core Business contributed approximately 0.4% and 0.1%, respectively, of the Company’s consolidated net loss for those periods.

Finally, the net book value of the assets of the Non-Core Business at the time of sale was approximately 4% of the Company’s consolidated total assets as of such date.

The Company’s management concluded that the impact on revenue, net income or loss and assets attributable to the Non-Core Business was inconsequential, and that these quantitative factors did not indicate that the sale of the Non-Core Business represented a strategic shift that was reasonably expected to have a material effect on the Company’s operations and financial results.

Division of Corporation Finance

August 29, 2024

Criteria in ASC 205-20-45	Non-Core Business
Qualitative Analysis: The Company’s strategy both prior and subsequent to the sale of Circadian and the Non-Core Business remains unchanged. Specifically, the Company’s primary business is providing private aviation services to individuals and businesses by connecting private fliers with mission-capable aircraft. The Non-Core Business provided us with additional aircraft to fulfill our primary business. The sale of Circadian and the Non-Core Business did not represent a change in this strategy, and was viewed as a simplification of the Company’s business to allow it to fully concentrate on its primary flight operations. The Company continues to operate in the same industry, and utilizes the same technology, platforms and management resources. Additionally, there was no significant change in the geographical regions where the Company operates before or after the transaction. The managed aircraft associated with the Non-Core Business were owned by third parties and the sale had no impact on the continued ownership and operation of the remainder of the Company’s controlled aircraft fleet. The Company viewed the Non-Core Business as a method to procure incremental aircraft supply for the Company's primary operations at peak demand times. The demand historically fulfilled by managed aircraft has shifted to other Company controlled-aircraft and third-party charter operators. Finally, the Company’s filings with the Commission, investor relations materials and press releases generally focused on the Company’s primary private aviation operations, and only acknowledged the Non-Core Business to the extent helpful to understand the Company’s range of revenue sources and/or changes in a given period.

Based on the foregoing analysis, the Company determined that the criteria under ASC 205-20-45 for discontinued operations were not satisfied with respect to the sale of the Non-Core Business.

Item 9A. Controls and Procedures, page 133

3.	We note your management concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the report due to failure to timely file a Current Report on Form 8-K to announce the disposition of the non-core aircraft management business. Please tell us how the ineffective conclusion reached in your disclosure control and procedures affected management’s conclusion regarding the effectiveness of your internal control over financial reporting as of the end of the fiscal year covered by your Form 10-K. If you continue to believe that your internal control over financial reporting was effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your internal control over financial reporting (i.e., not effective as of the end of the fiscal year).

Division of Corporation Finance

August 29, 2024

The Company respectfully acknowledges the Staff’s comment. When the Company evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2023, the Company’s management considered controls and other procedures that were designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934, as amended, were recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and the applicable form. The sale of the Non-Core Business closed on September 30, 2023. Subsequent to such closing and the four-business day period thereafter, the Company re-evaluated the sale of the Non-Core Business using the criteria set forth in Item 1-02(w) of Regulation S-X (the “Significance Tests”), and determined that such sale triggered the investment test set forth therein. As a result, the Company determined that the announcement of the sale of the Non-Core Business and related pro forma financial information should have been filed on a Current Report on Form 8-K within four business days of closing.

As of December 31, 2023, the Company’s management concluded that it had not yet remediated the disclosure deficiency given the limited amount of time between identification of the disclosure deficiency and year-end. Accordingly, the Company’s management concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2023. The Company subsequently engaged in educational activities for key members of the Company’s accounting and legal staff regarding the applicable rules and met to discuss how the Company’s internal acquisition and disposition processes could be improved to avoid such deficiencies in the future, which culminated in the creation of internal documentation that calls for the performance of preliminary Significance Tests early in the transaction diligence phase, with necessary updates to such preliminary Significance Tests conducted throughout the transaction process, and additional steps to be followed for future acquisitions and dispositions.

When evaluating the effectiveness of our internal control over financial reporting as of December 31, 2023, we considered controls and other procedures related to providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, which included policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

Division of Corporation Finance

August 29, 2024

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

While there is overlap between the Company’s disclosure controls and procedures and its internal control over financial reporting, certain elements of disclosure controls and procedures are inherently not considered by internal control over financial reporting. The Company’s management, in good faith, concluded that the Company’s failure to timely file a Current Report on Form 8-K triggered by the sale of the Non-Core Business did not impact the reliability of the financial statements required to be included in the FY2023 Form 10-K. Rather, the deficiency related solely to the determination of whether to file a Current Report on Form 8-K and pro forma financial information as an exhibit thereto, based on the results of the Significance Tests. As a result, the Company’s management concluded that the identified deficiency in disclosure controls and procedures was not indicative of a material weakness and was unrelated to its conclusion that its internal control over financial reporting was effective as of December 31, 2023.

Form 8-K filed March 7, 2024

Exhibit 99.1, page 1

4.     Considering the comment 1 above, please revise the applicable non-GAAP measures and related disclosures as appropriate. We also note the similar issues in your Form 8-K filed on August 8, 2024.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response to comment 1 above.

If you have any questions, please contact Jeremiah Garvey of Cozen O’Connor P.C. by telephone at (412) 620-6570 or via email at jgarvey@cozen.com, or Seth Popick of Cozen O’Connor P.C. by telephone at (412) 620-6527 or via email at spopick@cozen.com.

(Signature Page Follows; Remainder of Page Intentionally Left Blank)

Division of Corporation Finance

August 29, 2024

Sincerely,

WHEELS UP EXPERIENCE INC.

By:	/s/ Todd Smith
Todd Smith,
Chief Financial Officer

cc:	Laura Heltebran, Esq.
Mark Sorensen, Esq.
Oliver Fankhauser, Esq.
Jeremiah G. Garvey, Esq.
Seth H. Popick, Esq